June 22, 2010

Mr. Vincent J. DiStefano

Office of Disclosure and Review

Division of Investment Management

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	James Advantage Funds
File Nos. 333-37277 and 811-08411

Dear Mr. DiStefano:

On April 9, 2010, James Advantage Funds (the “Trust”) filed a Post-Effective Amendment to its Registration Statement on Form N-1A under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 (the “1940 Act”) to register shares of the James Micro Cap Fund (the “Fund”). The Trust received comments from you by telephone on the filing, and your comments and the Trust’s responses to your comments are set forth below. A copy of the changed pages in the Prospectus and Statement of Additional Information (the “SAI”), marked to show changes made in response to your comments, is attached.

1.	Cover Page of Prospectus

Comment:    Please delete the name of the adviser and the phone numbers and website address that appear on the first page of the Prospectus. Also, please add the Fund’s ticker symbol to the cover page of the Prospectus and SAI.

Response:        The disclosure has been revised as requested.

2.	Fees and Expenses of the Fund

a.        Comment:    Please add the following disclosure to the “Redemption Fee” line item of the “Fees and Expenses of the Fund” table:

“(for redemptions within 180 days of purchase)”

Response:        The requested disclosure has been added.

Vincent J. DiStefano

June 22, 2010

b.        Comment:    Please delete the footnote to the fee table regarding the Fund’s redemption fee.

Response:        The sentence has been deleted as requested.

3.	Principal Investment Strategies

a.        Comment:    Please confirm that the disclosure includes all equity securities in which the Fund will invest as a part of its principal investment strategy.

Response:        All equity securities in which the Fund will invest as a part of its principal investment strategy are included. While the Fund may invest in other types of equity securities, those are not included in the “Principal Investment Strategies” section as they are not a part of the Fund’s principal investment strategy.

b.        Comment:    Please move the following disclosure to Item 9 of the Prospectus:

“Shareholders of the Fund will be provided with at least 60 days’ prior notice of any change in the Fund’s 80% investment policy.”

Response:        The disclosure has been moved as requested.

c.        Comment:    The disclosure indicates that the Fund can invest in companies with a market capitalization of no more than $250 million. Please disclose to the Staff whether there is a minimum capitalization with respect to the companies in which the Fund will invest.

Response:        There is no minimum capitalization with respect to the companies in which the Fund will invest.

d.        Comment:    Please add disclosure regarding how the Fund determines when to buy and sell securities.

Response:        The following disclosure has been added:

“The Adviser uses a disciplined sell strategy for the Fund. If the market capitalization of a stock held by the Fund increases to above $500 million, the Adviser may sell it. The Adviser may also sell securities because of a deterioration of the underlying company’s financials, such as earnings or cash flow, or because of an increase in the price of a stock that would make it expensive relative to the other stocks held by the Fund. Other reasons may include a change in

Vincent J. DiStefano

June 22, 2010

management or control of the company, a need to raise cash or changes in the regulatory or economic environment in which the company operates.”

4.	Principal Risks

a.        Comment:    Because Exchange Traded Fund risk is included as a Principal Risk, please disclose to the Staff whether acquired fund fees and expenses are included in the “Fees and Expenses of the Fund” table.

Response:        Acquired fund fees and expenses are not included in the “Fees and Expenses of the Fund” table because the Registrant estimates that acquired fund fees and expenses will not exceed 0.05%.

b.        Comment:    Please disclose to the Staff whether “Foreign Risk” is a principal risk in light of the fact that the disclosure made in the “Principal Investment Strategies” section does not indicate that the Fund is limited to domestic investments.

Response:        Foreign risk is not a principal risk of investing in the Fund.

5.	Performance

a.        Comment:    Please add the disclosure required by Instruction 1(b) to Item 4(b)(2).

Response:        The disclosure has been revised as follows:

“Performance information is not included because the Fund had not yet commenced operations as of the date of this Prospectus. When this information is provided, it will illustrate the variability of the Fund’s returns and give some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and by showing how the Fund’s average annual returns compare with those of a broad measure of market performance.”

6.	To Place Orders

Comment:    Please delete this entire section.

Response:        The requested deletion has been made.

7.	Transaction Policies

Comment:    Please delete the title to this section and revise the disclosure as follows:

Vincent J. DiStefano

June 22, 2010

“You can buy and redeem shares of the Fund on any day the NYSE is open for business through an eligible institutional intermediary (a registered investment adviser or bank trust department that has established an omnibus account with the Fund to hold shares owned by clients), or if you are a client of the Adviser.

Response:        The requested deletion and revision have been made.

8.	Historical Performance of Adviser’s Private Accounts

Comment:    Please explain why the Registrant does not use the Securities and Exchange Commission’s (“SEC”) method of calculating mutual fund performance information.

Response:        This presentation is consistent with presentations of private account performance previously used for other funds of the Trust, which have not used the SEC calculation methods. The staff has permitted use of GIPS performance provided disclosure has been included pointing out that the calculation methods used differ from the SEC methods.

9.	Average Annual Total Returns

Comment:    Please delete footnote 1 from the performance table and add the reference to “March 31, 2002” as a parenthetical following the “Since Inception” heading.

Response:        The requested revisions have been made.

SAI

10.	Trustees and Officers

Comment:    Please add the disclosure regarding risk oversight and the Trustees’ overall merits to serve as Trustees, including a summary of (i) experience, (ii) qualifications, (iii) attributes, and (iv) skills.

Response:        The requested disclosure has been added.

Vincent J. DiStefano

June 22, 2010

Other

11.        In addition, based on discussions with Jerry DeMichaelis, the following changes were made to the Prospectus:

a.        In the subsection titled “Micro Cap Risk,” the following disclosure has been deleted:

“Because of this, if the Fund wants to sell a large quantity of a micro cap company’s stock, it may have to sell at a lower price than the Fund would prefer, or it may have to sell in smaller than desired quantities over a period of time.”

b.        In the section titled “Pricing Your Shares,” in the second to last sentence of the third paragraph, the word “materially” has been deleted from the clause “or if an event occurs after the close of trading on the domestic or foreign exchange or market on which the security is principally traded (but prior to the time the NAV is calculated) that materially affects fair value.” Additionally, in the same sentence following the clause “the Adviser will value the security at its fair value,” the following parenthetical disclosure has been added:

“(the price that the Adviser would reasonably expect that the Fund would receive within 7 days if the security were sold).”

12.        The Fund has authorized us to acknowledge on its behalf that:

—	The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

—	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

—

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, will not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

—	The Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Vincent J. DiStefano

June 22, 2010

If you have any questions or additional comments, please call the undersigned at 513-352-6546.

Very truly yours,

/s/ Donald S. Mendelsohn

Donald S. Mendelsohn

EXHIBIT

JAMES ADVANTAGE FUNDS

JAMES MICRO CAP FUND

~~Advised by~~

~~James Investment Research, Inc.~~

PROSPECTUS

July 1, 2010

~~1-937-426-7640~~

~~1-800-995-2637~~

~~www.jamesfunds.com~~

AS WITH ALL MUTUAL FUND SHARES AND PROSPECTUSES, THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SHARES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

JAMES MICRO CAP FUND

Investment Objective

James Micro Cap Fund seeks to provide long-term capital appreciation.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)
Redemption Fee~~*~~ (for redemptions within 180 days of purchase)	2.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	1.49%
Distribution (12b-1) Fees	None
Other Expenses*~~*~~	0.01%

Total Annual Fund Operating Expenses	1.50%

~~*~~	~~The Fund may charge a fee of 2.00% of the initial investment or redemption value, whichever is higher, on redemptions (including exchanges to another James Advantage Fund) made 180 days or sooner after the purchase of those shares, on a FIFO basis (first in, first out).~~

~~*~~*	Other expenses are based on estimated amounts for the current year.

Example:

The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time period indicated and then redeem all of your shares of the end of those periods The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
James Micro Cap Fund	$153	$474

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund’s performance.

Principal Investment Strategies

The Fund invests primarily in equity securities of foreign and domestic companies that the Adviser believes are undervalued. Equity securities include common stocks, preferred stocks and exchange traded funds (“ETFs”) that invest primarily in equity securities. Under normal circumstances, the Fund will invest at least 80% of its net assets (plus the amount of borrowing for investment purposes, if any) in equity securities of micro capitalization companies. ~~Shareholders of the Fund will be provided with at least 60 days’ prior notice of any change in the Fund’s 80% investment policy.~~ Micro capitalization companies are defined as those companies with market capitalizations at the time of purchase no larger than $250 million. The Fund anticipates investing across a range of industry sectors. However, certain sectors may be significantly overweighted or underweighted compared to the Russell 2000® Micro Cap Index because the Adviser seeks the best investment opportunities regardless of sector. The sectors in which the Fund may be overweighted or underweighted will vary at different points in the economic cycle. The Adviser uses a disciplined sell strategy for the Fund. If the market capitalization of a stock held by the Fund increases to above $500 million, the Adviser may sell it. The Adviser may also sell securities because of a deterioration of the underlying company’s financials, such as earnings or cash flow, or because of an increase in the price of a stock that would make it expensive relative to the other stocks held by the Fund. Other reasons may include a change in management or control of the company, a need to raise cash or changes in the regulatory or economic environment in which the company operates.

Principal Risks

All investments carry a certain amount of risk and the Fund cannot guarantee that it will achieve its investment objective. An investment in the Fund is not a deposit or obligation of any bank, is not endorsed or guaranteed by any bank, and is not insured by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. You may lose money by investing in the Fund. Below are the main risks of investing in the Fund.

Equity Market Risk: Overall stock market risks may affect the value of the Fund. Factors such as domestic economic growth and market conditions, interest rate levels, and political events affect the securities markets. When the value of the Fund’s investments goes down, your investment in the Fund decreases in value and you could lose money.

Management Risk: The Adviser’s judgments about the attractiveness, value and potential appreciation of a particular asset class or individual security in which the Fund invests may prove to be incorrect. The Fund may experience losses regardless of the overall performance of the market.

Micro Cap Company Risk: Smaller capitalization companies may experience higher failure rates than do larger capitalization companies. In addition, smaller companies may be more vulnerable to economic, market and industry changes. As a result, share price changes may be more sudden or erratic than the prices of other equity securities, especially over the short term. Such companies may have limited product lines, markets or financial resources and may lack management depth. The trading volume of securities of smaller capitalization companies is normally less than that of larger capitalization companies, and therefore may disproportionately affect their market price, tending to make them fall more in response to selling pressure than is the case with larger capitalization companies. These risks are enhanced for micro cap securities. Many micro cap companies tend to be new and have no proven track record. Some of these companies have no assets or operations, while others have products and services that are still in development or have yet to be tested in the market. The prices of micro cap securities generally are even more volatile and their markets considerably less liquid than small cap and mid cap securities. ~~Because of this, if the Fund wants to sell a large quantity of a micro cap company’s stock, it may have to sell at a lower price than the Fund would prefer, or it may have to sell in smaller than desired quantities over a period of time.~~ In addition, as any size of trade can have a large percentage impact on the price of a micro cap stock, the Fund will be more susceptible to sudden and significant losses.

Sector Risk: Equity securities within the same group of industries may decline in price due to sector-specific market or economic developments. If the Adviser invests a significant portion of the Fund’s assets in a particular sector, the Fund is subject to the risk that companies in the same sector are likely to react similarly to legislative or regulatory changes, adverse market conditions and/or increased competition affecting that market segment. This may cause the Fund’s net asset value to fluctuate more than that of a fund that does not concentrate in a particular sector.

Exchange Traded Fund Risk: An ETF may trade at a discount to its net asset value. Investors in the Fund will indirectly bear fees and expenses charged by the underlying ETFs in which the Fund invests in addition to the Fund’s direct fees and expenses. The Fund will also incur brokerage costs when it purchases shares of ETFs. In addition, the Fund will be affected by losses of the underlying ETF and the level of risk arising from the investment practices of the underlying ETF.

Non-Diversification Risk: As a non-diversified fund, the Fund may invest more of its assets in the securities of issuers that each represent greater than 5% of the Fund’s total assets. Because a relatively high percentage of the assets of the Fund may be invested in the securities of a limited number of issuers, the value of shares of the Fund may be more sensitive to any single economic, business, political or regulatory occurrence than the value of shares of a diversified investment company. This fluctuation, if significant, may affect the performance of the Fund.

Performance

Performance information is not included because the Fund had not yet commenced operations as of the date of this Prospectus. When this information is provided, it will illustrate the variability of the Fund’s returns and give some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and by showing how the Fund’s average annual returns compare with those of a broad measure of market performance.

Portfolio Management

James Investment Research, Inc. is the investment adviser to the Fund.

The Fund is managed by an investment committee of the Adviser consisting of the following seven members:

Dr. Frank James, PhD	Barry James, CFA, CIC	Ann M. Shaw, CFP	Thomas L. Mangan
Portfolio Manager	Portfolio Manager	Portfolio Manager	Portfolio Manager
Since Inception	Since Inception	Since Inception	Since Inception

David W. James, CFA	R. Brian Culpepper	Brian Shepardson, CFA, CIC
Portfolio Manager	Portfolio Manager	Portfolio Manager
Since Inception	Since Inception	Since Inception

Buying and Selling Fund Shares

Minimum Initial Investment	Minimum Additional
$10,000	Investment
$5,000 (tax-deferred accounts)	None

~~To Place Orders~~

~~Contact an eligible institutional intermediary.~~

~~Transaction Policies~~ You can buy and redeem shares of the Fund on any day the NYSE is open for business through an eligible institutional intermediary (a registered investment adviser or bank trust department that has established an omnibus account with the Fund to hold shares owned by clients), or if you are a client of the Adviser. ~~When selling shares, proceeds will be sent to your financial intermediary (or, for clients of the Adviser, to the custodian of the client’s account with the Adviser). Call your eligible institutional intermediary for more information. The Fund’s share price is calculated only on days when the New York Stock Exchange is open for regular trading.~~

Dividends, Capital Gains and Taxes

The Fund’s distributions may be taxable as ordinary income or capital gains, except when your investment is in an IRA, 401(k) or other tax-advantaged investment plan.

Potential Conflicts of Interest

If you purchase the Fund through an eligible institutional intermediary, the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your intermediary’s web site for more information.

ADDITIONAL INFORMATION ABOUT PRINCIPAL INVESTMENT STRATEGIES AND RELATED RISKS

The Adviser does much of its own research using quantitative databases and statistical expertise and other elements to help predict future stock price movements. The Adviser employs a proprietary investment model to select equity securities for the Fund that it believes are undervalued and more likely to appreciate. The Adviser focuses on characteristics such as management commitment, value and neglect, and on equity securities that are underrepresented by institutional investors. The Adviser also assesses a number of fundamental factors such as earnings, earnings trends, price earnings multiples, return on assets and other financial statement data, as well as other proprietary calculations. The model evaluates over 8,500 companies of all capitalization ranges. For the Micro Cap Fund, the Adviser refines the model by using a capitalization screen and evaluates thousands of companies within the appropriate capitalization range. The Adviser normally will sell a security when the investment no longer meets the Adviser’s investment criteria.

Investment Strategies and Related Risk

Under normal circumstances, the Fund will invest at least 80% of its net-assets (plus the amount of borrowing for investment purposes, if any) in equity securities of micro capitalization companies. Shareholders of the Fund will be provided with at least 60 days’ prior notice of any change in the Fund’s 80% investment policy.

The ETFs in which the Fund invests will not be able to replicate exactly the performance of the indices they track because the total return generated by the securities will be reduced by transaction costs incurred in adjusting the actual balance of the securities. In addition, the ETFs and other investment companies in which the Fund invests will incur expenses not incurred by their applicable indices. Certain securities comprising the indices tracked by the ETFs may, from time to time, temporarily be unavailable, which may further impede the ability of the ETFs to track their applicable indices. The market value of the ETF shares may differ from their net asset value. This difference in price may be due to the fact that the supply and demand in the market for ETF shares at any point in time is not always identical to the supply and demand in the market for the underlying basket of securities. Accordingly, there may be times when an ETF’s shares trade at a discount to its net asset value.

For temporary defensive purposes, under adverse market conditions, the Fund may hold all or a substantial portion of its assets in a combination of short-term U.S. Government or high quality money market instruments, repurchase agreements collateralized by such securities, money market funds or other cash equivalents. If the Fund acquires shares of another mutual fund, including a money market fund, you will be subject to additional management fees and other fees and expenses attributable to the underlying fund. The Fund may also invest a substantial portion of its assets in such instruments at any time to maintain liquidity or pending selection of investments in accordance with its policies. When and to the extent the Fund assumes such a temporary defensive position, it may not pursue or achieve its investment objective. The Fund’s investment objective may be changed without shareholder approval.

PORTFOLIO HOLDINGS DISCLOSURE

A description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio holdings is available in the Statement of Additional Information (“SAI”).

MANAGEMENT OF THE FUNDS

Investment Adviser

James Investment Research, Inc. (the “Adviser”), P.O. Box 8, Alpha, Ohio 45301, manages the day-today investment decisions of the Fund and continuously reviews, supervises and administers the Fund’s investment program. The Adviser was established in 1972 and provides advice to institutional as well as individual clients. The Adviser is responsible for the payment of all operating expenses of the Fund, except for brokerage fees and commissions, taxes, interest (including dividend expense on securities sold short), 12b-1 expenses, fees and expenses of non-interested person Trustees and extraordinary expenses. The Adviser receives a management fee of 1.50% of the average daily net assets of the Fund, less Trustee fees and expenses paid by the Fund.

A discussion regarding the basis for the Board of Trustees’ approval of the investment advisory contract between the Adviser and the Trust on behalf of the Fund will be available in the James Advantage Funds’ annual report to shareholders for the fiscal year ending December 31, 2010.

Portfolio Management

The Fund is managed by an investment committee of the Adviser, which consists of seven members. The investment committee makes the investment decisions for the Fund, and is primarily responsible for the day-to-day management of the Fund’s portfolio of securities. The SAI provides additional information about each portfolio manager’s compensation, other managed accounts by the portfolio managers, and ownership of securities in the Fund. The members of the investment committee are listed below. Each member of the investment committee has held his or her position with the Adviser for at least five years unless otherwise indicated.

the composite have investment objectives, policies and strategies substantially similar to those of the Fund, the bar chart and performance table may provide some indication of the risks of investing in the Fund by showing changes in the composite’s performance from year-to-year and by showing how the composite’s average annual total returns over time compare with the returns of a broad-based securities market index, the Russell MicroCap® Index. Of course, the composite’s performance is not necessarily an indication of how the Fund will perform.

The Adviser provided the information used in making the performance calculations. The composite’s rate of return is asset weighted, reflecting the relative size of each eligible account, at the beginning of the relevant period. The rate of return is also time-weighted and includes realized and unrealized gains plus income, including any accrued income. Returns from cash and cash equivalents in the accounts are included in the performance calculations, and the cash and cash equivalents are included in the total assets on which performance is calculated. The accounts are valued at least quarterly, and periodic returns are geometrically linked. The performance is net of the estimated management fees of the Micro Cap Fund (not the actual management fee charged to the accounts) and all other expenses, including transaction costs and commissions (i.e., it includes the impact of account fees and expenses). Results reflect the reinvestment of dividends and capital gains. There were no redemption fees or other fees included, although those fees may be imposed on transactions by shareholders of the Micro Cap Fund. Those fees, if included, would lower performance. The performance was calculated by the Adviser following Global Investment Performance Standards (GIPS), which use methods that differ from the methods of mutual fund performance calculation of the Securities and Exchange Commission (“SEC”).

Updated performance information is available at no cost by visiting www.jamesfunds.com or by calling 1-800-99 JAMES (1-800-995-2637).

Annual Total Return (Years ended December 31): Net of Adviser’s Fees

2002*	7.50%
2003	76.67%
2004	33.08%
2005	13.86%
2006	36.67%
2007	15.65%
2008	-33.19%
2009	28.72%

*	Inception March 31, 2002; return not annualized.

Best Quarter	29.81%	4th qtr 2003
Worst Quarter	-17.05%	4th qtr 2008

Average Annual Total Returns (Net of Management Fees)

(as of December 31, 2009)

	One Year	Five Years	Since inception~~*~~  (March 31, 2002)
James Micro Cap Composite
Return Before Taxes	28.72%	10.43%	19.25%
Russell MicroCap® Index~~*~~*
(reflects no deduction for fees, expenses or taxes)	27.48%	-3.33%	3.38%

~~*~~	~~Inception March 31, 2002.**~~ The Russell MicroCap® Index measures performance of the micro cap segment of the U.S. equity market, which comprises less than 3% of the U.S. equity market. It includes

2,000 of the smallest securities in the Russell 2000 Index based on a combination of their market cap and current index membership. The Index reflects the total returns of the securities comprising the Index, including changes in market prices as well as accrued investment income, which is presumed to be reinvested. Performance figures for the Index do not reflect deduction of transaction costs or expenses, including management fees.

The performance of the accounts managed by the Adviser does not represent the historical performance of the Fund and should not be considered indicative of future performance of the Fund. The Fund’s returns may be lower because of, among other things, differences in brokerage commissions, account expenses, including management fees, the size of the positions taken in relation to account size and diversification of securities, timing of purchases and sales, and availability of cash for additional purchases as well as market opportunities and new federal regulations regarding mutual funds. In addition, the Fund’s returns may be lower because the managed accounts that comprise the composite are not subject to certain investment limitations, diversification requirements and other restrictions imposed by the Investment Company Act of 1940 (the “1940 Act”) and the Internal Revenue Code which, if applicable, may have adversely affected the performance results of the composite. The results for different periods may vary.

PRICING YOUR SHARES

When you buy and sell shares of the Fund, the price of the shares is based on the Fund’s NAV next determined after the order is received by the Fund or an authorized financial intermediary. The NAV is calculated at the close of trading (normally 4:00 p.m., Eastern Time) on each day the New York Stock Exchange (NYSE) is open for business. Orders received after the close of the NYSE will receive the next day’s NAV. Generally, the NYSE is closed and the share price of the Fund is not calculated on Saturdays, Sundays and national holidays. On occasion, the NYSE will close before 4:00 p.m. ET. When that happens, purchase requests received by the Fund or an authorized agent of the Fund after the NYSE closes will be effective the following business day. The NAV of the Fund will fluctuate.

The NAV is calculated by dividing the value of the Fund’s total assets (including interest and dividends accrued but not yet received), minus liabilities (including accrued expenses) allocable to the Fund, by the total number of shares outstanding. The market value of the Fund’s investments is determined primarily on the basis of readily available market quotations. Short-term investments in fixed-income securities with maturities of less than 60 days when acquired, or which subsequently are within 60 days of maturity, are valued by using the amortized cost method of valuation, which the Board has determined will represent fair value. The Fund also may use pricing services to determine the market value of securities.

If market quotations for a security are not available or, in the Adviser’s opinion, market quotations or a price provided by a pricing service do not reflect fair value, or if an event occurs after the close of trading on the domestic or foreign exchange or market on which the security is principally traded (but prior to the time the NAV is calculated) that materially affects fair value, or a security is illiquid or restricted, the Adviser will value the ~~Fund’s assets at their fair value~~ security at its fair value (the price that the Adviser would reasonably expect that the Fund would receive within 7 days if the security were sold) according to policies approved by the Fund’s Board of Trustees. For example, if trading in a portfolio security is halted and does not resume before the Fund calculates its NAV, the Adviser may need to price the security using the Fund’s fair value pricing guidelines.

Without a fair value price, short term traders could take advantage of the arbitrage opportunity and dilute the NAV of long term investors. Securities trading on overseas markets present time zone arbitrage opportunities when events effecting portfolio security values occur after the close of the overseas market, bur prior to the close of the U.S. market. While fair valuation of the Fund’s portfolio securities can serve to reduce arbitrage opportunities, ~~but~~ there is no assurance that fair value pricing policies will prevent dilution of the Fund’s NAV by short term traders. Fair valuation involves subjective judgments and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security.

HOW TO PURCHASE SHARES

Shares of the Fund are sold on a continuous basis. Institutional Class shares of the Fund are available only through registered investment advisers and bank trust departments (collectively referred to as eligible institutional intermediaries) that have made arrangements for shares of all of their clients investing in the Fund to be held in an omnibus account (as well as other entities that are approved by management

STATEMENT OF ADDITIONAL INFORMATION

JAMES MICRO CAP FUND

July 1, 2010

A Series of

The James Advantage Funds

1290 Broadway, Suite 1100

Denver, CO 80203

1-800-995-2637

TABLE OF CONTENTS

DESCRIPTION OF THE TRUST
DEFINITIONS, POLICIES AND RISK CONSIDERATIONS
INVESTMENT LIMITATIONS
DISCLOSURE OF PORTFOLIO HOLDINGS
TRUSTEES AND OFFICERS
PROXY VOTING POLICIES OF THE TRUST AND ADVISER
PRINCIPAL HOLDERS OF VOTING SECURITIES
INVESTMENT ADVISER
PORTFOLIO MANAGERS
TRANSFER AGENT AND DISTRIBUTOR
OTHER SERVICES
PORTFOLIO TRANSACTIONS AND BROKERAGE
SHARES OF THE FUND
DETERMINATION OF SHARE PRICE
ADDITIONAL TAX INFORMATION
FINANCIAL STATEMENTS

This Statement of Additional Information (“SAI”) is not a prospectus and should only be read in conjunction with the Prospectus of the James Micro Cap Fund dated July 1, 2010. The Prospectus and a future Annual Report can be obtained by writing the Transfer Agent at P.O. Box 786, Denver, CO 80201, or by calling 800-99 JAMES (800-995-2637).

[1]	Each Trustee is elected to serve in accordance with the Declaration of Trust and Bylaws of the Trust until his or her successor is duly elected and qualified.
[2]	Mr. James is an “interested person” of the Trust as defined in the 1940 Act because of his relationship to James Investment Research, Inc., which serves as the investment adviser to the Fund.

~~[Disclosure regarding risk oversight and the Trustees’ overall merits to serve as Trustee, including a summary of (i) experience, (ii) qualifications, (iii) attributes, and (iv) skills, to be provided.]~~

Board Leadership

The Board of Trustees is led by its Chairman, Mr. Barry James. Mr. James is an “interested person” of the Trust because he is President and Chief Executive Officer of the Adviser. The Trustees have determined that an interested Chairman is appropriate and benefits shareholders because Mr. James has over 13 years experience as Chairman of the Trust’s Board. Independent Trustees exercise their informed business judgment to appoint an individual of their choosing to serve as Chairman, regardless of whether the Trustee is independent or an interested person. The independent Trustees have determined that they can act independently and effectively without having an independent Trustee serve as Chairman and that a key structural component for assuring that they are in a position to do so is for the independent Trustees to constitute a substantial majority of the Board.

The Board has not appointed a lead independent Trustee. It was determined by the Board that due to its size (four Trustees), the size of the Fund complex and the relatively straightforward investment strategies adopted by the Funds, it is not necessary to appoint a lead independent Trustee. The independent Trustees believe they have consistently worked well together and have demonstrated an ability to provide appropriate oversight to the operations of the Trust.

Risk Oversight

Investing in general and the operation of a mutual fund involve a variety of risks, such as investment risk, compliance risk and operational risk, among others. The Board oversees risk as part of its oversight of the Funds. Risk oversight is addressed as part of various regular Board and committee activities. The Board, directly or through its Audit Committee, reviews reports from among others, the Adviser, the Trust’s Chief Compliance Officer, the Trust’s independent registered public accounting firm and the Trust’s counsel, as appropriate, regarding risks faced by the Trust and the risk management programs of the Adviser and certain service providers. The full Board regularly engages in discussions of risk management and receives compliance reports that inform its oversight of risk management from the Trust’s Chief Compliance Officer at quarterly meetings and on an ad hoc basis, when and if necessary. The Trust’s Chief Compliance Officer also meets at least quarterly in executive session with the independent Trustees. The actual day-to-day risk management with respect to the Trust resides with the Adviser and other service providers. Although the risk management policies of the Adviser and the other service providers are designed to be effective, those policies and their implementation vary among service providers and over time, and there is no guarantee that they will be effective. Not all risks that may affect the Trust can be identified, nor can processes and controls necessarily be developed to eliminate or mitigate their occurrence or effects. Some risks are simply beyond the control of the Trust, the Adviser or other service providers to the Trust. The Board may, at any time and in its sole discretion, change the manner in which it conducts its risk oversight role.

Information About Trustees’ Experience, Qualifications, Attributes and Skills to Serve on the Board

Dr. Anthony P. D’Angelo is a Professor Emeritus and former faculty member of the Air Force Institute of Technology – School of Systems and Logistics Graduate Program where he taught Finance, Accounting, Budgeting and Economics. Dr. D’Angelo holds a Bachelors in Business Administration with a major in Marketing, a Masters in Business Administration with a major in Industrial Management, and a Doctorate in Business Administration with a major in Logistics Management and a minor in Operations Research. Dr. D’Angelo’s dissertation, which was empirically and theoretically-based, resulted in the development of management information systems for customer service-intensive industries. Dr. D’Angelo also served as an officer in the United States Air Force for 28 years. Dr. D’Angelo’s extensive academic experience in business administration and management experience in the United States Air Force make him well qualified to serve on the Board.

Mr. Leslie L. Brandon retired as an audit partner of Ernst & Young (“E&Y”), where he worked for 34 years, 23 years of which as a partner. Mr. Brandon was designated by E&Y’s national officer as “National SEC Review Partner” and has extensive experience in practice with the SEC. His clients included a majority of the SEC-registered clients in the Columbus office of E&Y. Mr. Brandon also led recruiting efforts for the Columbus office for much of his time at E&Y and served as Audit Partner-in-Charge of the Columbus office staff for several years. Mr. Brandon holds a Bachelor of Arts from The Ohio State University and a Masters in Business Administration from the University of Wisconsin. Mr. Brandon’s extensive audit experience with SEC clients and his management experience with E&Ya make him well qualified to serve on the Board.

Mr. Barry R. James is President and Chief Executive Officer of the Adviser and he also serves as Chairman and Chief Executive Officer of James Capital Alliance and Mr. Microbusiness.com. Mr. James holds Certified Financial Analyst and Certified Insurance Counselor certifications, as well as FINRA Series 6, 65 and 66 licenses. Mr. James received a Bachelor of Science degree from the United States Air Force Academy and a Masters in Business Administration from Boston University. Mr. James’ leadership training and management experience in the United States Air Force, experience as President and Chief Executive Officer of several companies, over 23 years experience in the investment advisory business and over 19 years experience in portfolio management and investment research make him well qualified to serve on the Board.

Mr. Richard C. Russell was a Director on the Board of Excellence In Motivation for 16 years and a Director on the Board of Dayton Reliable Tool for 11 years. Mr. Russell also worked for 20 years with a private construction and real estate development firm based in Dayton, Ohio in the capacity of Chief Financial Officer and subsequently Chief Executive Officer. In this role, Mr. Russell provided oversight of a $300 million dollar construction operation and $300 million real estate portfolio. Mr. Russell is an experienced Chief Executive Officer, Chief Compliance Officer and Director with proven leadership skills and a diverse background in both public and private companies. Mr. Russell’s experience in strategic planning, financial management, budgeting, fiscal reporting, communications, human resources, shareholder relations, and board structure, policy development and decision making make him well qualified to serve on the Board.